FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐  Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes   ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INDEX

Documents Description

1.	Æterna Zentaris’ Interim Report – Third Quarter 2007 (Q3)

November 7, 2007

To Our Stockholders,

Over the past five months, the executive management team completed a thorough review of our extensive pipeline and business operations with the goal of identifying our critical success factors and placing the appropriate clarity and prioritization surrounding our key value drivers. We have therefore established the following main guidelines:

Cetrorelix, currently in a Phase 3 program for benign prostatic hyperplasia (BPH), is clearly the Company’s highest priority, being the asset with the largest combination of probability of success, proximity to launch and potential medical and commercial value. Furthermore, we plan to move cetrorelix into a Phase 2b trial in endometriosis, an indication for which we regained rights from Solvay last May. We will eventually seek commercial partners in both indications, as cetrorelix could prove to be a novel efficient treatment in those two large markets.

We have also established our cytotoxic conjugate, AEZS-108, as our highest earlier-stage priority, and will therefore initiate a Phase 2 trial with this compound in both endometrial and ovarian cancers before year end. We feel AEZS-108 has large market opportunities that could compare to those for the chemotherapeutic agent, doxorubicin.

As far as our global partnering strategy moving forward, it is clear that all commercially viable projects will be ideally developed internally through proof-of-concept in man while Asia (especially Japan) remains a market of interest for us.

By preparing this strategic roadmap, we have clearly established a solid foundation for the basis of our strategy and have identified the strategic levers we believe will ensure long-term, sustained growth.

At the corporate level, we completed our executive management team by appointing Paul Blake, M.D., Senior Vice President and Chief Medical Officer. With over 25 years of solid experience in clinical development and product launching for major pharmaceutical companies worldwide, he will be instrumental in effectively managing our development programs through to commercialization, specifically our Phase 3 program in BPH for cetrorelix, as well as focusing on our other high priority drug development programs.

At the Board level, Jürgen Ernst, acting Vice President of the Board since November 2005, was appointed Chairman of the Board.
Mr. Ernst is a seasoned executive, and we will continue to benefit from his 35 years of pharmaceutical industry experience, specifically corporate development and pharmaceutical product marketing expertise. He succeeds Eric Dupont, Ph.D., who founded the Company in 1991 and retired from the Board.

I believe that with this experienced, highly competent team along with our rich, self-sustaining pipeline, we have all the key elements to successfully place Æterna Zentaris in a new growth category and significantly unlock shareholder value.

In closing, on behalf of my colleagues and our Board of Directors, I thank you for your continued interest and support and look forward to communicating with you regularly regarding our progress over the year.

Sincerely,

Dave J. Mazzo, Ph.D.

President and Chief Executive Officer

Third Quarter 2007

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

The following analysis provides a review of the Company’s results of operations, financial condition and cash flows for the three-month and nine-month periods ended September 30, 2007. In this Management’s Discussion and Analysis (MD&A), the “Company”, “we”, “us”, and “our” mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in Æterna Zentaris Inc.’s interim consolidated financial statements and related notes for the three-month and nine-month periods ended on September 30, 2007 and 2006. Our consolidated financial statements are reported in United States dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian Generally Accepted Accounting Principles (Canadian GAAP). All amounts are in US dollars unless otherwise indicated.

Company Overview

Æterna Zentaris Inc. (TSX: AEZ, NASDAQ: AEZS) is a global biopharmaceutical company focused on endocrine therapy and oncology.

We benefit from an extensive and balanced pipeline, combined with a management team with substantial pharmaceutical and business experience in developing, launching and marketing products.

We are focused on advancing our product development pipeline with a priority on our lead product candidate, cetrorelix, currently being studied in an extensive Phase 3 program for benign prostatic hyperplasia (BPH), as well as our promising, targeted earlier clinical-stage programs with high potential.

Key Developments for the Quarter Ended September 30, 2007

CORPORATE:

Change at the Board Level – The Board of Directors nominated Jürgen Ernst as Chairman of the Board of Directors and David J. Mazzo, Ph.D., the Company’s President and Chief Executive Officer (CEO), to its Board of Directors. Jürgen Ernst succeeds Eric Dupont, Ph.D., who founded the Company in 1991 and retired from the Board.

Appointment of Chief Medical Officer – We completed our executive management team with the appointment of Paul Blake, M.D., as Senior Vice President and Chief Medical Officer.

The Outcome of Management’s Strategic Review – We completed a thorough review of our extensive pipeline and business operations with the goal of creating a strategy optimized for success. The strategic plan includes the following fundamentals:

☐            We are a multinational company with a clear vision to eventually become a fully integrated biopharmaceutical company (without commercial manufacturing). The necessary resources have been identified and allocated to achieve business success.

☐            We have prioritized our pipeline, developed a partnering strategy and determined the value of our most immediate assets:

Cetrorelix

Cetrorelix, currently in a Phase 3 program for BPH, is clearly our highest priority, being the asset with the largest combination of probability of success, proximity to launch and potential medical and commercial value. We decided to seek a commercialization partner for cetrorelix, which, in this indication, has potential for base case peak annual sales of over $500 million in the United States market alone. After defining the critical path to registration, we expect to file a NDA in the first half of 2010 for cetrorelix in BPH.

Furthermore, after optimization of formulation and trial design, we plan to move cetrorelix into Phase 2b in the endometriosis indication and will announce timelines relative to this program once a clear strategy is established. The decision to proceed with development was made based on:

a)                 the proven safety and efficacy of Cetrotide®;

b)                the overall database from preclinical and clinical studies in endometriosis;

c)                 the large unmet medical needs and commercial opportunity in the area of endometriosis.

Additionally, as with the BPH indication, Æterna Zentaris will eventually seek a commercialization partner for endometriosis as cetrorelix has the potential for base case peak annual sales of approximately $200 million in the U.S. market alone in this indication.

AEZS-108

We established our cytotoxic conjugate, AEZS-108, as our highest earlier-stage priority, and will therefore initiate a Phase 2 trial with this compound in both endometrial and ovarian cancers before year end. We believe AEZS-108 has significant market opportunities that could compare to those for doxorubicin.

☐            Regarding our partnered programs, we will be fully supportive of the development activities conducted by our partners and will define a registration pathway for the geographic regions where we retain rights.

☐            The advancement of preclinical and very early-stage development programs is prioritized based on risk-adjusted maximum market potential.

☐            We established a clear global partnering strategy moving forward:

•                  All commercially viable projects will be ideally developed internally through proof-of-concept in man;

•                  Asia (especially Japan) remains a market of interest for Æterna Zentaris.

Consolidated Results of Operations

For the three-month and nine-month periods ended September 30, 2006, previously consolidated revenues and expenses of Atrium Biotechnologies Inc., now Atrium Innovations (Atrium), representing the former Active Ingredients & Specialty Chemicals Segment as well as the Health & Nutrition Segment, have been reclassified as discontinued operations. Since we disposed of our entire position in Atrium in January 2007, we will no longer have access to liquidity or cash flows from the said company in 2007 and ensuing years.

The following table sets forth selected Canadian GAAP consolidated financial data in thousands of US dollars, except per share data.

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
	$	$	$	$
Revenues
Sales and royalties	7,919	8,419	24,333	20,222
License fees	3,674	2,211	9,438	8,539
	11,593	10,630	33,771	28,761

Operating expenses
Cost of sales	3,433	3,992	10,092	8,038
Research and development (R&D) costs, net of tax credits and grants	10,096	6,181	26,295	20,247
Selling, general and administrative (SG&A)	6,055	4,540	15,823	12,900
Depreciation and amortization (D&A)	1,596	1,673	4,551	4,889
	21,180	16,386	56,761	46,074
Loss from operations	(9,587)	(5,756)	(22,990)	(17,313)

Other revenues (expenses)	(187)	184	(16)	(653)
Income tax recovery	1,070	903	4,346	2,966
Net loss from continuing operations	(8,704)	(4,669)	(18,660)	(15,000)
Net earnings from discontinued operations	—	3,100	—	9,289
Net loss for the period	(8,704)	(1,569)	(18,660)	(5,711)

Net loss per share from continuing operations
Basic and diluted	(0.16)	(0.09)	(0.35)	(0.29)

Net loss per share
Basic and diluted	(0.16)	(0.03)	(0.35)	(0.11)

Consolidated Revenues

Consolidated revenues are derived from sales and royalties as well as license fees. Sales are derived from Cetrotide® (cetrorelix), Impavido® (miltefosine), reagents and active pharmaceutical ingredients. Royalties are derived from Cetrotide® (cetrorelix), sold by Merck Serono in reproductive health assistance for in vitro fertilization. Furthermore, license fees are derived from non-periodic milestone payments, R&D contract fees and amortization of upfront payments received to date from our licensing partners.

Consolidated revenues for the three-month period ended September 30, 2007 were $11.6 million compared to $10.6 million for the same period in 2006. The increase is attributable to higher license fees revenues, partly reduced by lower sales of Cetrotide®. The increase in license fees revenues is related to a milestone payment of $1.4 million received from our partner, Ardana Biosciences, Limited (Ardana), for the initiation of a Phase 3 study for the diagnosis of growth hormone disorders with our Growth Hormone Secretagogue, AEZS-130. The sales of Cetrotide® were lower for the three-month period ended September 30, 2007 compared to the same period in 2006, due to a significant first order of the product related to the launch in Japan in September 2006.

Consolidated revenues for the nine-month period ended September 30, 2007 were $33.8 million compared to $28.8 million for the same period in 2006. The increase in consolidated revenues is mainly attributed to higher sales of Cetrotide®, due to the launch in Japan in September 2006, growth of Impavido®, as well as additional license fees revenues.

Consolidated Operating Expenses

Consolidated cost of sales decreased to $3.4 million for the three-month period ended September 30, 2007 compared to $4 million for the same period in 2006. The decrease in cost of sales is related to lower sales of Cetrotide® for the three-month period ended September 30, 2007. The corresponding gross margin increase for the three-month period ended September 30, 2007 is related to higher sales of products with higher margin compared to the same period in 2006.

Consolidated cost of sales for the nine-month period ended September 30, 2007 was $10.1 million compared to $8 million for the same period in 2006. There were no significant changes in the gross margin for the comparable periods. The increased cost of sales is related to higher sales of Cetrotide® and Impavido®.

Consolidated R&D costs, net of tax credits and grants (R&D) were $10.1 million for the three-month period ended September 30, 2007 compared to $6.2 million for the same period in 2006. Consolidated R&D costs, net of tax credits and grants were $26.3 million for the nine-month period ended September 30, 2007 compared to $20.2 million for the same period in 2006. The increase in R&D expense is related to the additional expenses incurred for the initiation in 2007 of our ongoing Phase 3 program with cetrorelix in BPH, as well as further advancement of targeted, earlier clinical-stage development programs including AEZS-108.

Consolidated selling, general and administrative (SG&A) expenses were $6.1 million for the three-month period ended September 30, 2007 compared to $4.5 million for the same period in 2006.

Consolidated SG&A expenses for the nine-month period ended September 30, 2007, were $15.8 million compared to $12.9 million for the same period in 2006. The increase in SG&A expenses for both the three-month and nine-month periods ended September 30, 2007 is due to additional expenses related to the restructuring of the management team and the Board, as well as the opening of a new office in Warren, New Jersey, U.S.A.

Consolidated loss from operations increased to $9.6 million for the three-month period ended September 30, 2007 compared to $5.8 million for the same period in 2006.

Consolidated loss from operations for the nine-month period ended September 30, 2007 was $23 million compared to $17.3 million for the same period in 2006. The increase in consolidated loss from operations for both the three-month and nine-month periods is attributable to increased R&D and SG&A expenses, partly offset by increased revenues.

Consolidated other expenses for the three-month period ended September 30, 2007 were $0.2 million compared to consolidated other revenues of $0.2 million for the same period in 2006. The decrease of consolidated other revenues for the three-month period is mainly attributable to a goodwill impairment loss of $500,000 related to our reagent business in Salt Lake City, and partly offset by higher interest income derived from our short-term investments.

Consolidated other expenses for the nine-month period ended September 30, 2007 were $0.1 million compared to $0.7 million for the same period in 2006. The decrease in consolidated other expenses for the nine-month period ended September 30, 2007 relates to increased interest income derived from our short-term investments and reduced financial charges attributed to convertible term loans since they were converted into common shares in the first quarter of 2006. This was partly offset by additional expenses related to foreign exchange losses recorded in the first nine months of 2007 amounting to nearly $800,000. These foreign exchange losses are attributable to the weakness of the Canadian currency in comparison with the Euro and relates to a cash advance to our subsidiary in Germany. The decrease in consolidated other expenses for the nine-month period ended September 30, 2007 was also partly offset by a goodwill impairment loss of $500,000 related to our reagent business in Salt Lake City.

Consolidated income tax recovery for the three-month period ended September 30, 2007 was $1.1 million compared to $0.9 million for the same period in 2006.

Consolidated income tax recovery for the nine-month period ended September 30, 2007 was $4.3 million compared to $3 million for the same period in 2006. The increase in the income tax recovery for the nine-month period ended September 30, 2007 is mainly attributable to higher future income taxes related to taxable losses in jurisdictions where it is more likely than not that we will recover such losses.

Consolidated net loss from continuing operations for the three-month period ended September 30, 2007 was $8.7 million compared to $4.7 million for the same period in 2006. The increase in consolidated net loss from continuing operations is attributable to a combination of higher R&D, SG&A and other expenses recorded during the three-month period ended September 30, 2007.

Consolidated net loss from continuing operations for the nine-month period ended September 30, 2007 was $18.7 million compared to $15 million for the same period in 2006. The increase in consolidated net loss from continuing operations is attributable to higher R&D and SG&A expenses, partly offset by increased revenues from Cetrotide® and Impavido®, lower other expenses and higher income tax recovery.

Consolidated net earnings from discontinued operations recorded in the three-month and nine-month periods ended September 30, 2006 were completely attributable to our former subsidiary, Atrium, which operations were excluded from consolidation effective on October 18, 2006.

Discontinued operations include the following items:

	Three months ended September 30,	Nine months ended September 30,
(in thousands of US dollars)	2006	2006
	$	$
Revenues	73,282	223,574

Earnings before the following items:	8,641	26,429

Income tax expense	(2,220)	(6,856)
Loss on dilution of investments	(5)	(140)

Earnings before non-controlling interest	6,416	19,433
Non-controlling interest	(3,316)	(10,144)

Net earnings from discontinued operations	3,100	9,289

Net earnings per share from discontinued operations
Basic and diluted	0.06	0.18

Consolidated net loss for the three-month period ended September 30, 2007 was $8.7 million or $0.16 per basic and diluted share, compared to $1.6 million or $0.03 per basic and diluted share for the same period in 2006.

Consolidated net loss for the nine-month period ended September 30, 2007, was $18.7 million or $0.35 per basic and diluted share, compared to $5.7 million or $0.11 per basic and diluted share for the same period in 2006. The increase in consolidated net loss for the three-month and nine-month periods ended September 30, 2007, is attributable to an increased net loss from continuing operations combined with the completion of the distribution of Atrium to our shareholders on January 2, 2007. Net earnings from discontinued operations for the three-month and nine-month periods ended September 30, 2006 were nearly $3 million and $9.3 million, respectively.

The weighted average number of shares outstanding used to calculate the basic and diluted net loss per share for the three-month period ended September 30, 2007 was 53.2 million shares compared to 52.7 million shares for the same period in 2006.

The weighted average number of shares outstanding for the nine-month periods ended September 30, 2007 and 2006, used to calculate the basic and diluted net loss per share, was 53.2 million shares and 51.9 million shares respectively. These increases reflect the issuance of Common Shares following the conversion of the convertible term loans in February 2006, the acquisition of a patent, as well as the exercise of stock options over the last 12 months.

Total Consolidated Assets and Long-Term Liabilities

   CONSOLIDATED BALANCE SHEET DATA

	As at September 30,	As at December 31,
(in thousands of US dollars)	2007	2006
	$	$

Total assets	133,623	223,491
Long-term liabilities	14,301	28,302

The decrease in total assets and in long-term liabilities is mainly attributable to the special distribution to our shareholders of our long-term investment in Atrium, effective on January 2, 2007.

Critical Accounting Policies and Estimates

There have been no significant changes in our accounting policies and estimates since December 31, 2006, with the exception of the application of new accounting standards as described below. Please refer to the corresponding section in our 2006 Annual Report for a complete description of our critical accounting policies and estimates. Access to a summary of differences between Canadian and U.S. Generally Accepted Accounting Principles (Canadian and U.S. GAAP) is referenced in Note 24 of our annual 2006 financial statements. Furthermore, significant differences in measurement and disclosure from the U.S. GAAP are set out in note 9 to our interim consolidated financial statements.

New Accounting Standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3865 “Hedges”, section 1530 “Comprehensive Income” and Section 3251 “Equity”.

Sections 3855, 3865 and 1530 have been adopted by us on January 1, 2007. Adoption of these standards did not have any material impact on the Company’s consolidated balance sheet as described in note 2 of our interim consolidated financial statements for the three-month period ended September 30, 2007.

Effective January 1, 2007, we adopted CICA Handbook Section 1506 “Accounting Changes”. This Section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this Section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this Section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below. The adoption of this Section had no further effects on the financial statements for the three-month and nine-month periods ended September 30, 2007.

Impact of Accounting Pronouncements Not Yet Adopted

The CICA issued Section 1535, “Capital Disclosures”, Section 3862, “Financial Instruments – Disclosures”, Section 3863, “Financial Instruments – Presentation” which replace Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3031, “Inventories” which will replace existing Section 3030. The new Sections are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. We are currently evaluating the impact of these new standards. Please refer to the note 2 of our interim consolidated financial statements for the three-month period ended September 30, 2007 for a complete description of these new standards.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidity, as well as the issuance of debt and common shares.

Our cash and short-term investments position reached $47.6 million as of September 30, 2007, compared to $61 million as of December 31, 2006. We believe that these liquidities will be adequate to meet operating cash requirements for the foreseeable future. However, acquisition of complementary businesses or additional investments in our product portfolio may require additional financing. As of September 30, 2007, cash and short-term investments of the Company included $44.9 million in Canadian currency.

The variation of our liquidity by activities is explained below, not considering any cash flows used or provided by discontinued operations in the comparative period.

Operating Activities

Cash flows used by our continuing operating activities for the three-month period ended September 30, 2007 were $6.2 million compared to $2.8 million during the same period in 2006. The increase in cash flows used by our continuing operating activities of $3.4 million is mainly attributable to higher R&D and SG&A expenses.

Cash flows used by our continuing operating activities for the nine-month period ended September 30, 2007, were $18.4 million compared to $10.4 million during the same period in 2006. The increase in the cash flows used by our continuing operating activities was primarily attributable to additional spending in R&D and higher SG&A. We expect cash flows used by our operating activities to increase in the next quarter of 2007 compared to the first three quarters of 2007.

Financing Activities

Cash flows used in continuing financing activities for the nine-month period ended September 30, 2007, were $0.7 million compared to $0.8 million for the same period in 2006. These funds were mostly used for debt reimbursement. There were no significant financing activities during the three-month periods ended September 30, 2007 and 2006.

Investing Activities

Cash flows used in continuing investing activities (excluding the change in short-term investments) were $1.3 million for the three-month period ended September 30, 2007 compared to $0.2 million for the same period in 2006.

Cash flows used in continuing investing activities (excluding the change in short-term investments) for the nine-month period ended September 30, 2007, were $2.2 million compared to $1.4 million for the same period in 2006. Cash flows were mainly used for the purchase of equipment and were partly offset during the second quarter of 2007 by proceeds for the sale of manufacturing equipment. The additional investment is related to the scaling-up of production of cetrorelix, as well as additional equipment and furniture for the opening of a new office in Warren, New Jersey, U.S.A.

Contractual Obligations

We have certain contractual obligations and commercial commitments. The following table indicates our cash requirements to respect these obligations:

(in thousands of US dollars)	Payments due by period
	Total	2007	2008-2010	2011-2012	2013 and beyond
Unaudited	$	$	$	$	$
Long-term debt	782	7	775	—	—
Operating leases	14,140	618	6,634	5,077	1,811
Commercial commitments	15,754	2,690	13,064	—	—
Total contractual cash obligations	30, 676	3,315	20,473	5,077	1,811

Outstanding Share Data

As of November 5, 2007, there were 53,187,470 common shares issued and outstanding and there were 4,273,592 stock options outstanding.

Quarterly Summary Financial Information

(in thousands of US dollars, except per share data)

	Quarters ended
Unaudited	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006
	$	$	$	$

Revenues	11,593	12,228	9,950	12,631
Loss from operations	(9,587)	(5,146)	(8,257)	(6,794)
Net earnings (loss) from continuing operations	(8,704)	(4,846)	(5,110)	22,300
Net earnings (loss)	(8,704)	(4,846)	(5,110)	39,101
Net earnings (loss) per share from continuing operations
Basic and diluted	(0.16)	(0.09)	(0.10)	0.42
Net earnings (loss) per share
Basic and diluted	(0.16)	(0.09)	(0.10)	0.74

	Quarters ended
	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005
	$	$	$	$
Revenues	10,630	9,383	8,748	14,273
Loss from operations	(5,756)	(5,451)	(6,106)	(1,988)
Net loss from continuing operations	(4,669)	(4,430)	(5,901)	(3,519)
Net earnings (loss)	(1,569)	(1,562)	(2,580)	936
Net loss per share from continuing operations
Basic and diluted	(0.09)	(0.08)	(0.12)	(0.08)
Net earnings (loss) per share
Basic and diluted	(0.03)	(0.03)	(0.05)	0.02

Note:        Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information.

Outlook for the remainder of 2007

We expect Cetrotide® (cetrorelix) to continue to generate a significant part of our sales and royalties.

We expect R&D expenses to continue to increase throughout the remainder of 2007, primarily due to the continuation of our Phase 3 clinical development program with cetrorelix in BPH as well as the emphasis on clinical development of targeted earlier clinical-stage product candidates.

We expect cash flows used for operations to increase in the last quarter of 2007 in comparison with the three-month period ended September 30, 2007.

Financial and Other Instruments

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the three-month period ended September 30, 2007, there were no operations using forward-exchange contracts and no forward-exchange contract is outstanding as of today.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and investments to be minimal.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk relating to changes in interest rates with regard to our short-term investments.

Related Party Transactions and Off-Balance Sheet Arrangements

There were no related party transactions and no off-balance sheet arrangements included in the financial statements. As of September 30, 2007, we did not have interests in any variable interest entities.

Risk Factors and Uncertainties

There has been no significant change in the risk factors and uncertainties facing Æterna Zentaris, as described in the Company’s 2006 annual MD&A dated March 2, 2007 as filed with the Canadian Securities regulatory authorities on September 19, 2007 (which was included as Exhibit 99.4 to our Annual Report on Form 40-F filed with the SEC on March 23, 2007 and subsequently amended on September 19, 2007) as well as described in our short form base shelf prospectus dated September 27, 2007.

Continuous Disclosure

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a Proxy Circular, an Annual Information Form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.aeternazentaris.com, www.sedar.com and www.sec.gov/edgar.shtml.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the three-month period ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

The forward-looking statements involve risks and uncertainties. Results or performances may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the US Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.

On behalf of management,

Dennis Turpin, CA
Senior Vice President and Chief Financial Officer
November 6, 2007

Æterna Zentaris Inc.

Interim Consolidated Balance Sheets

(expressed in thousands of US dollars)

	As at	As at
	September 30,	December 31,
Unaudited	2007	2006
	$	$
ASSETS
Current assets
Cash and cash equivalents	5,666	9,356
Short-term investments	41,980	51,663
Accounts receivable
Trade	7,101	7,035
Other	3,450	2,737
Income taxes	113	941
Inventory	5,954	5,367
Prepaid expenses and other deferred charges	2,748	2,671
Future income tax assets	—	21,953
	67,012	101,723

Investment in an affiliated company (note 3)	—	57,128
Property, plant and equipment	7,509	13,432
Long-lived assets held for sale (note 4)	7,989	—
Deferred charges and other long-term assets	1,013	1,354
Intangible assets	38,883	39,106
Goodwill (note 5)	11,217	10,748
	133,623	223,491

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	11,534	10,021
Deferred revenues	5,402	5,570
Current portion of long-term debt	782	719
Future income tax liabilities	922	—
	18,640	16,310

Deferred revenues	4,476	8,468
Long-term debt	—	704
Employee future benefits (note 6)	9,214	8,167
Future income tax liabilities	611	10,963
	32,941	44,612

SHAREHOLDERS’ EQUITY
Share capital (note 7)	30,566	168,466
Other capital	77,724	6,226
Deficit	(29,361)	(10,114)
Accumulated other comprehensive income	21,753	14,301
	100,682	178,879
	133,623	223,491

The accompanying notes are an integral part of these interim consolidated financial statements

Approved by the Board of Directors

Jürgen Ernst, MBA	Gérard Limoges, FCA
Director	Director

Æterna Zentaris Inc.

Interim Consolidated Statements of Operations

For the periods ended September 30, 2007 and 2006

(expressed in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
Unaudited	2007	2006	2007	2006
	$	$	$	$
Revenues
Sales and royalties	7,919	8,419	24,333	20,222
License fees	3,674	2,211	9,438	8,539
	11,593	10,630	33,771	28,761
Operating expenses
Cost of sales	3,433	3,992	10,092	8,038
Research and development costs, net of tax credits and grants*	10,096	6,181	26,295	20,247
Selling, general and administrative*	6,055	4,540	15,823	12,900
Depreciation and amortization
Property, plant and equipment	487	494	1,298	1,415
Intangible assets	1,109	1,179	3,253	3,474
	21,180	16,386	56,761	46,074
Loss from operations	(9,587)	(5,756)	(22,990)	(17,313)
Other revenues (expenses)
Interest income	495	233	1,373	743
Interest expense	(15)	(35)	(69)	(1,297)
Foreign exchange loss	(167)	(14)	(820)	(99)
Goodwill impairment loss (note 5)	(500)	—	(500)	—
	(187)	184	(16)	(653)
Loss before income taxes	(9,774)	(5,572)	(23,006)	(17,966)
Income tax recovery	1,070	903	4,346	2,966
Net loss from continuing operations	(8,704)	(4,669)	(18,660)	(15,000)
Net earnings from discontinued operations (note 3)	—	3,100	—	9,289
Net loss for the period	(8,704)	(1,569)	(18,660)	(5,711)
Net loss per share from continuing operations
Basic and diluted	(0.16)	(0.09)	(0.35)	(0.29)
Net loss per share
Basic and diluted	(0.16)	(0.03)	(0.35)	(0.11)

Weighted average number of shares outstanding (note 8)
Basic and diluted	53,184,803	52,692,065	53,181,248	51,900,754
* Stock-based compensation costs included in:
Research and development	72	90	179	285
Selling, general and administrative	438	473	1,312	1,393
	510	563	1,491	1,678

Statement of Comprehensive Loss

	Three months ended September 30,		Nine months ended September 30,
Unaudited	2007	2006	2007	2006
	$	$	$	$
Net loss for the period	(8,704)	(1,569)	(18,660)	(5,711)
Other comprehensive income (loss) :
Foreign currency translation	6,315	(584)	13,204	4,830
Variation in the fair value of short-term investments, net of income taxes	81	—	(87)	—
Comprehensive loss	(2,308)	(2,153)	(5,543)	(881)

The accompanying notes are an integral part of these interim consolidated financial statements

Æterna Zentaris Inc.

Interim Consolidated Statements of Cash Flows

For the periods ended September 30, 2007 and 2006

(expressed in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
Unaudited	2007	2006	2007	2006
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(8,704)	(1,569)	(18,660)	(5,711)
Net earnings from discontinued operations	—	(3,100)	—	(9,289)
Net loss from continuing operations	(8,704)	(4,669)	(18,660)	(15,000)
Items not affecting cash and cash equivalents
Depreciation and amortization	1,595	1,673	4,550	4,889
Stock-based compensation costs	510	563	1,491	1,678
Future income taxes	(1,118)	(1,091)	(4,275)	(3,322)
Goodwill impairment loss	500	—	500	—
Employee future benefits	86	118	377	356
Deferred charges	139	(742)	505	(792)
Deferred revenues	(549)	525	(4,972)	(1,916)
Accretion on long-term borrowings	15	—	68	1,227
Foreign exchange loss (gain) on long-term items denominated in foreign currency	(178)	18	325	(79)
Change in non-cash operating working capital items (note 6)	1,524	822	1,676	2,595
Net cash used in continuing operating activities	(6,180)	(2,783)	(18,415)	(10,364)
Net cash provided by discontinued operating activities	—	8,634	—	24,713
Net cash provided by (used in) operating activities	(6,180)	5,851	(18,415)	14,349

Cash flows from financing activities

Repayment of long-term debt	(9)	(8)	(776)	(742)
Issuance of shares pursuant to the exercise of stock options	15	—	33	44
Share issue expenses	—	—	—	(112)
Net cash provided by (used in) continuing financing activities	6	(8)	(743)	(810)
Net cash used in discontinued financing activities	—	(2,794)	—	(9,038)
Net cash provided by (used in) financing activities	6	(2,802)	(743)	(9,848)

	$	$	$	$
Cash flows from investing activities
Purchase of short-term investments	(148)	(1,254)	(5,994)	(7,487)
Proceeds from the sale of short-term investments	3,681	2,253	22,557	12,680
Purchase of property, plant and equipment	(1,300)	(188)	(2,756)	(1,396)
Proceeds for the sale of property, plant and equipment	—	—	612	—
Acquisition of amortizable intangible assets	(2)	(13)	(29)	(11)
Net cash provided by continuing investing activities	2,231	798	14,390	3,786
Net cash used in discontinued investing activities	—	(4,149)	—	(9,290)
Net cash provided by (used in) investing activities	2,231	(3,351)	14,390	(5,504)

Effect of exchange rate changes on cash and cash equivalents	525	30	1,078	1,359
Net change in cash and cash equivalents	(3,418)	(272)	(3,690)	356
Cash and cash equivalents - Beginning of period	9,084	27,895	9,356	27,267
Cash and cash equivalents - End of period	5,666	27,623	5,666	27,623

Cash and cash equivalents related to:
Continuing operations	5,666	7,328	5,666	7,328
Discontinued operations	—	20,295	—	20,295
	5,666	27,623	5,666	27,623

The accompanying notes are an integral part of these interim consolidated financial statements

Æterna Zentaris Inc.

Interim Consolidated Statements of Changes in Shareholders’ Equity

For the periods ended September 30, 2007

(tabular amounts in thousands of US dollars, except common shares data)

Unaudited	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance – December 31, 2006	53,169,470	168,466	6,226	(10,114)	14,301	178,879
Adjustment related to the implementation of new accounting standards (note 2)	—	—	—	(587)	(41)	(628)
Net loss for the period	—	—	—	(18,660)	—	(18,660)
Distribution of Atrium Shares - Foreign currency translation (note 3)	—	—	—	—	(5,624)	(5,624)
Foreign currency translation	—	—	—	—	13,204	13,204
Variation in the fair value of short-term investments, net of income taxes	—	—	—	—	(87)	(87)
Issued pursuant to the stock option plan
For cash	18,000	33	—	—	—	33
Ascribed value from Other Capital	—	26	(26)	—	—	—
Reduction of the stated capital (note 3)	—	(137,959)	70,032	—	—	(67,927)
Stock based compensation costs	—	—	1,492	—	—	1,492
Balance - September 30, 2007	53,187,470	30,566	77,724	(29,361)	21,753	100,682

Total deficit and accumulated other comprehensive income amount to $7,608 as of September 30, 2007 and $32,448 as of September 30, 2006.

Æterna Zentaris Inc.

Interim Consolidated Statements of Changes in Shareholders’ Equity

For the periods ended September 30, 2007 and 2006

(tabular amounts in thousands of US dollars, except common shares data)

Deficit

	Nine months ended September 30,
Unaudited	2007	2006
	$	$
Balance – Beginning of period	(10,114)	(43,224)
Adjustment related to the implementation of new accounting standards (note 2)	(587)	—
Net loss for the period	(18,660)	(5,711)
Loss on settlement of convertible term loans	—	(280)
Balance - end of period	(29,361)	(49,215)

Accumulated Other Comprehensive Income

	Three months ended September 30,		Nine months ended September 30,
Unaudited	2007	2006	2007	2006
	$	$	$	$
Balance – Beginning of period	15,357	17,351	14,301	11,937
Adjustment related to the implementation of new accounting standards (note 2)	—	—	(41)	—
Distribution of Atrium Shares – Foreign currency translation (note 3)	—	—	(5,624)	—
Foreign currency translation	6,315	(584)	13,204	4,830
Variation in the fair value of short-term investments, net of income taxes	81	—	(87)	—
Balance – End of period	21,753	16,767	21,753	16,767

	$	$
Consisting of the following :
Foreign currency translation	21,881	16,767
Unrealized losses on investments (1)	(128)	—

Balance - end of period	21,753	16,767

(1)                     Unrealized losses on available for sale investments as of September 30, 2007 include $128 of aggregate losses.

The accompanying notes are an integral part of these interim consolidated financial statements

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the periods ended September 30, 2007 and 2006

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

1. Basis of Presentation

These interim consolidated financial statements as at September 30, 2007 and for the periods ended September 30, 2007 and 2006 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company’s most recent annual consolidated financial statements with the exception of the application of new accounting standards as described in note 2 hereunder. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2. New Accounting Standards

Financial instruments

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 “Financial Instruments – Recognition and measurement”, section 3865 “Hedges”, section 1530 “Comprehensive Income” and section 3251 “Equity”.

Section 3855 expands on section 3860 ‘‘ Financial Instrument - Disclosure and Presentation’’, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosure is necessary when it is applied.

Section 1530 “Comprehensive Income” introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250 “Surplus” has been revised as Section 3251 “Equity”. (tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise notes)

Sections 1530, 3251, 3855 and 3865 were adopted by the Company on January 1, 2007.

Recognition of financial assets and liabilities

Short-term investments

The short-term investments are classified as available-for-sale investments. The Company recognizes transactions on the settlement date.

These investments are recognized at fair value. Unrealized gains and losses are recognized, net of income taxes, if any, in “Accumulated other comprehensive income”. Upon the disposal or impairment of these investments, these gains or losses are reclassified in the consolidated statement of operations.

A difference of $41,000 between the carrying amount and the fair value of investments classified as available-for-sale is recognized as an adjustment to the opening balance of “Accumulated other comprehensive income”, net of income taxes.

Effective interest rate method

Premiums and discounts on short-term investments and long-term debt are accounted for using the effective interest rate method.

The impact of the use of the effective interest rate method amounted to $587,000 and was recognized as an adjustment to the opening balance of deficit, net of income taxes.

Transition

The recognition, derecognition and measurement methods used as well as the hedge accounting policies used to prepare the consolidated financial statements of periods prior to the effective date of the new standards were unchanged and, therefore,  those financial statements have not been restated.

Accounting changes

Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 “Accounting Changes”. This Section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this Section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below. The adoption of this Section had no further effects on the financial statements for the three-month and nine-month periods ended September 30, 2007.

Impact of accounting pronouncements not yet adopted

Capital Disclosure

The CICA issued Section 1535, “Capital Disclosures”. This standard establishes guidelines for disclosure of information regarding an entity’s capital which will enable users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new requirements will be effective starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

Financial Instruments – Disclosures and Financial Instruments - Presentation

The CICA issued Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861, “Financial Instruments – Disclosure and Presentation”  The new  disclosure standard requires the disclosure of additional detail of financial asset and liability categories as well as a detailed discussion on the risks associated with the company’s financial instruments. This standard harmonizes disclosures with International Financial Reporting Standards (“IFRS”). The presentation requirements are carried forward unchanged. These new standards will be effective starting January 1, 2008. The Company is presently evaluating the impact of these new standards.

Inventories

The CICA issued Section 3031, “Inventories” which will replace existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new Section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

3. Completion of the Special Distribution of the remaining interest in Atrium Biotechnologies Inc. (new Atrium Innovations Inc.)

On December 15, 2006, the Company’s shareholders approved a reduction in the stated capital of the Company in an amount equal to the fair market value of its remaining interest in Atrium for the purpose of effecting a special distribution in kind of all 11,052,996 Subordinate Voting Shares of Atrium held by the Company. On January 2, 2007, Æterna Zentaris’ shareholders received approximately 0.2079 of an Atrium Subordinate Voting Share for each one of their common shares.

This special distribution has been accounted for as a nonreciprocal transfer to shareholders measured at the carrying value of the investment in Atrium on the date of the distribution. As the special distribution is considered as a taxable transaction for the Company and treated as a reduction of the stated capital for tax purposes, the share capital of the Company has been reduced by the fair value of the Atrium shares distributed ($137,959,000), the long-term investment in Atrium ($57,128,000) has been removed from the balance sheet and the difference, taking into account the related income taxes ($16,423,000) and cumulative translation adjustment ($5,624,000), has been recorded as Other Capital ($70,032,000).

For the three-month and nine-month periods ended September 30, 2006, previously consolidated revenues and expenses of Atrium, representing the former Active Ingredients & Specialty Chemicals Segment as well as the Health & Nutrition Segment, have been reclassified from continuing operations to discontinued operations.

	Three months ended September 30, 2006	Nine months ended September 30, 2006
	$	$
Revenues	73,282	223,574

Earnings before the following items	8,641	26,429

Income tax expense	(2,220)	(6,856)
Loss on dilution of investments	(5)	(140)

Earnings before non-controlling interest	6,416	19,433

Non-controlling interest	(3,316)	(10,144)

Net earnings from discontinued operations	3,100	9,289
Net earnings per share from discontinued operations
Basic and diluted	0.06	0.18

4.              Long-lived assets held for sale

During the three-month period ended September 30, 2007, as part of its strategy to finance with non-dilutive vehicles, using non-core assets, the Company decided to put up for sale its building located in Quebec City. The building was reclassified as “long-lived assets held for sale”. Management considers that the net realizable value of the building exceeds its carrying value. Consequently, no impairment has been recorded in the statements of operations for the period.

5.              Goodwill

The change in carrying value is as follows:

$
Balance as at December 31, 2005	9,777
Effect of foreign exchange rate	971

Balance as at December 31, 2006	10,748
Effect of foreign exchange rate	969
Goodwill impairment loss	(500)

Balance as at September 30, 2007	11,217

During the three-month period ended September 30, 2007, the revision of the business plan by management and corresponding forecasts with respect to the financial position and results of operations of one of its subsidiaries, Echelon Biosciences Inc., has led the Company to perform a preliminary impairment test regarding goodwill of the said subsidiary. The impairment test will be completed during the next quarter. According to the preliminary test results, an estimated impairment loss of $500,000 was recorded in the statement of operations for the three-month and nine-month periods ended September 30, 2007.

6.              Statements of cash flows and additional information

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
	$	$	$	$
Change in non-cash operating working capital items
Accounts receivable	1,237	(1,226)	794	889
Inventory	(684)	11	(125)	(179)
Prepaid expenses	351	(504)	72	(673)
Accounts payable and accrued liabilities	649	2,554	83	2,041
Income taxes	(29)	(13)	852	517
	1,524	822	1,676	2,595

Interest paid
From continuing operations	—	4	1	12
From discontinued operations	—	1,978	—	7,779
Income taxes paid (recovered)
From continuing operations	79	180	(923)	(301)
From discontinued operations	—	4,788	—	8,693

Employee future benefit expense for defined benefit plans	148	176	466	443

7.              Share capital

The following table summarizes the stock option activity under the Stock Option Plan:

	Nine months ended September 30, 2007		Year ended December 31, 2006
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)

Balance - Beginning of period	3,490,092	6.02	3,843,592	6.16
Granted	905,000	4.28	45,000	6.41
Exercised	(18,000)	1.96	(22,000)	3.98
Expired	(10,000)	6.68	(346,000)	7.68
Forfeited	(108,500)	4.99	(30,500)	6.21

Balance - End of period	4,258,592	5.69	3,490,092	6.02

Assumptions used in determining stock-based compensation costs

	Nine months ended September 30, 2007	Year ended December 31, 2006

Dividend yield	Nil	Nil
Expected volatility	58.0%	58.1%
Risk-Free interest rate	4.57%	4.06%
Expected life (years)	5.00	5.77

8.              Net loss per share

The following table sets forth the computation of basic and diluted net loss per share:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
	$	$	$	$
Net loss from continuing operations	(8,704)	(4,669)	(18,660)	(15,000)

Net earnings from discontinued operations	—	3,100	—	9,289

Impact of assumed conversion of dilutive stock options in a former subsidiary	—	(186)	—	(754)
Net earnings from discontinued operations, adjusted for dilution effect	—	2,914	—	8,535

Net loss, adjusted for dilution effect	(8,704)	(1,755)	(18,660)	(6,465)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Basic weighted average number of shares outstanding	53,184,803	52,692,065	53,181,248	51,900,754

Effect of dilutive stock options	333,576	348,423	13,083	489,455

Diluted weighted average number of shares outstanding	53,518,379	53,040,488	53,194,331	52,390,209

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect.

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Stock options	3,341,999	1,924,833	2,838,999	1,920,275
Common shares which would be issued following the conversion of the convertible term loans	—	—	—	776,237

For the three-month and the nine-month periods ended September 30, 2007 and 2006, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

9. Differences between Canadian and U.S. GAAP

These interim consolidated financial statements are prepared in accordance with Canadian GAAP and significant differences in measurement and disclosure from U.S. GAAP are set out in note 24 to the Company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosure required in annual financial statements under U.S. GAAP and regulation S-X of the Securities and Exchange Commission in the United States have not been provided in these interim consolidated financial statements.

Reconciliation of net loss to conform to U.S. GAAP

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
	$	$	$	$
Net loss for the period under Canadian GAAP	(8,704)	(1,569)	(18,660)	(5,711)

Accretion on convertible term loans	—	—	—	502
Conversion of convertible term loans	—	—	—	(280)
Amortization of in-process R&D (a)	393	411	1,156	1,206
Other	—	—	—	(10)
Deferred income taxes (b)	(22)	—	(1,385)	—
Income tax effects of above adjustments	(160)	(168)	(472)	(493)

Net loss for the period under US GAAP	(8,493)	(1,326)	(19,361)	(4,786)

Out of which:
Net loss from continuing operations	(8,493)	(4,426)	(19,361)	(14,075)
Net earnings from discontinued operations	—	3,100	—	9,289

Net earnings (loss) per share
Basic and diluted	(0.16)	(0.02)	(0.36)	(0.09)
From continuing operations	(0.16)	(0.08)	(0.36)	(0.27)
From discontinued operations	—	0.06	—	0.18

Weighted average number of shares outstanding under U.S. GAAP
Basic and diluted	53,184,803	52,692,065	53,181,248	51,900,754

Statement of Comprehensive income

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
	$	$	$	$
Net loss for the period under U.S. GAAP	(8,493)	(1,326)	(19,361)	(4,786)

Other comprehensive income:
Foreign currency translation	4,381	(344)	3,156	5,954
Change in fair value of investments, net of income taxes (c)	81	87	(87)	(379)

Change in fair value of interest rate swap, net of income taxes	—	—	—	78

Comprehensive income in accordance with U.S. GAAP	(4,031)	(1,583)	(16,292)	867

Reconciliation of shareholder’s equity to conform to U.S. GAAP

The following summary sets out the significant differences between the Company’s reported shareholder’s equity under Canadian GAAP as compared to U.S. GAAP. Please see corresponding explanatory notes for additional information.

	As at September 30,	As at December 31,
	2007	2006
	$	$
Shareholder’s equity in accordance with Canadian GAAP	100,682	178,879

In-process R&D (a)	(14,259)	(14,348)
Deferred tax effect (b)	—	5,134
Other	—	39
Shareholder’s equity in accordance with U.S. GAAP	86,423	169,704

The following table summarizes the shareholder’s activity under U.S. GAAP since December 31, 2006

	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Shareholder’s equity
		$	$	$	$
Balance as at December 31, 2006	160,489	10,202	(13,852)	12,865	169,704
Net loss as per U.S. GAAP	—	—	(6,079)	—	(6,079)
Change in fair value of investments	—	—	—	(24)	(24)
Reduction of state capital (note 3)	(137,959)	70,032	—	—	(67,927)
Issued pursuant to the stock option plan
For cash	18	—	—	—	18
Ascribed value from other Capital	13	(13)	—	—	—
Stock based compensation costs	—	454	—	—	454
Foreign currency translation adjustments	—	—	—	(6,849)	(6,849)

Balance as at March 31, 2007	22,561	80,675	(19,931)	5,992	89,297
Net loss as per U.S. GAAP	—	—	(4,789)	—	(4,789)
Change in fair value of investments	—	—	—	(144)	(144)
Stock based compensation costs	—	527	—	—	527
Foreign currency translation adjustments	—	—	—	5,037	5,037

Balance as at June 30, 2007	22,561	81,202	(24,720)	10,885	89,928
Net loss as per U.S. GAAP	—	—	(8,493)	—	(8,493)
Change in fair value of investments	—	—	—	81	81
Issued pursuant to the stock option plan
For cash	15	—	—	—	15
Ascribed value from other Capital	13	(13)	—	—	0
Stock based compensation costs	—	511	—	—	511
Foreign currency translation adjustments	—	—	—	4,381	4,381

Balance as at September 30, 2007	22,589	81,700	(33,213)	15,347	86,423

Accumulated other comprehensive income is comprised of the following

	As at September 30,	As at December 31,
	2007	2006
	$	$
Foreign currency translation adjustments	15,395	12,826
Unrealized gains on investments	(48)	39
Accumulated other comprehensive income in accordance with U.S. GAAP	15,347	12,865

Balance Sheets

The following table summarizes the significant differences in balance sheet items between Canadian and U.S. GAAP:

	As at September 30, 2007		As at December 31, 2006
	As reported	U.S. GAAP	As reported	U.S. GAAP
	$	$	$	$
Intangible assets	38,883	24,624	39,106	24,758
Future income tax liabilities	1,533	1,533	10,963	5,829

Statement of cash flows

For the three-month and nine-month periods ended September 30, 2007 there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

Inventory

	As at September 30,	As at December 31,
	2007	2006
	$	$
Raw materials	3,984	3,233
Work in progress	1,103	1,070
Finished goods	867	1,064

	5,954	5,367

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of costs in the statement of operations. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. This difference has no impact on the net loss and on the net loss per share figures for the reporting periods.

Reconciliation item

a)    Research and development costs

Under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over its estimated useful life.

b)    Deferred income taxes

This adjustment reflects the accounting of an additional valuation allowance for U.S. GAAP purposes arising from different amounts of temporary differences under U.S. GAAP.

c)    Investments

Investments, which are classified as available-for-sale securities, include the Company’s investment in discount notes, commercial paper and bonds for which the Company does not have the positive intent or ability to hold to maturity and an investment in shares of a publicly-traded company. Under U.S. GAAP, available-for-sale securities are carried at fair value with unrealized gains and losses net of the related tax effects as part of other comprehensive income. Since January 1, 2007, the Company has adopted the CICA section 3855 “Financial Instruments – Recognition and Measurement” which is harmonized with the U.S. GAAP accounting treatment.

New accounting standards and pending pronouncements

FASB Interpretation No. 48 - Accounting for Uncertainly in Income Taxes an interpretation of FASB Statement No. 109 (FIN 48)

In June 2006, the FASB issued FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting  principle recorded as an adjustment to the opening balance of deficit. The company adopted the new standard as of January 1, 2007 and did not record any adjustment to the opening balance deficit.

FASB Statement No. 157 - Fair Value Measurements (SFAS 157)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS 157 will have on its consolidated financial statements.

FASB Statement No. 159 - The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 (SFAS 159)

On February 15, 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115”, which permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007, but the Company has not yet determined if it will adopt this statement, nor the impact it might have on its consolidated financial statements. Should the Company decide to adopt SFAS 159, it will be adopted on January 1, 2008.

EITF Issue No. 07-1 - Accounting for Collaborative Agreements Related to the Development and Commercialization of Intellectual Property (EITF )

The Emerging Issues Task Force is considering the accounting for arrangements under which companies participate in the development and commercialization of intellectual property into commercially viable products. A company may receive revenues and incur costs under such arrangements as well as make or receive payments from the other participant in the arrangement. The EITF is considering which arrangements should be considered collaborative arrangements for accounting purposes, how a company should report revenues and costs under such arrangements and how sharing payments should be presented. While the EITF has not finalized a conclusion, the EITF tentatively concluded revenues earned and costs incurred by a company should be presented gross or net depending on whether the company is the principal in the arrangement. The EITF continues to deliberate on these issues. The resolution of these issues may have an impact on the presentation of revenues and costs within the Company’s financial statements; however, the Company is not able to determine any consequences until the EITF has completed the deliberations and issued final conclusions.

EITF Issue No. 07-3 - Accounting for Advance Payments for Goods or Services to be Received for Use in Future Research and Development Activities (EITF 07-3)

In June 2007, EITF 07-3 provides clarification surrounding the accounting for non-refundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed. EITF 07-3 is effective for interim and annual reporting periods beginning after December 15, 2007. The Company will adopt the provisions of EITF 07-3 on January 1, 2008. The Company is currently assessing the impact of EITF 07-3 on its results of operations and financial condition.

10. Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date: November 8, 2007	By:	/s/Mario Paradis
Mario Paradis
Senior Vice President, Administrative and
Legal Affairs and Corporate Secretary